EXHIBIT 99.1

Emerald Health Therapeutics Reports Year-end and Fourth Quarter 2019 Financial Results and Provides Corporate Update

VANCOUVER, British Columbia, May 14, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) reported financial results for the quarter and year ended December 31, 2019. Full versions of the Company’s audited consolidated financial statements and MD&A can be found on SEDAR at www.sedar.com.

“In the second half of 2019 and through the beginning of 2020, our focus has been to cut costs, scale-up commercial production in our two wholly-owned cultivation facilities, and continue our progress toward positive cash flow and profitability,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “We have four distinct assets encompassing cultivation, post-harvest processing, and product development based on science and unique intellectual property. With these assets we continue our drive to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, and we look forward to key steps through 2020.”

Emerald Summary

Financials for 2019

  Net sales were $20.3M in 2019 compared to $1.9M in 2018. Q4 net sales of $4.3M increased 340% from the same period in 2018.
  Gross margin of negative $14.5M in 2019, reflects fixed-price cannabis purchase obligations with third parties, start-up production costs as Emerald began full production in its two wholly-owned cultivation facilities, and the writedown of cannabis inventory to market pricing.
  Total SG&A expenses of $36.5M in 2019 up $2.3M year-over-year due to non-cash expenses higher by $5.5M while general and administrative, sales and marketing and research and development expenses were down $3.2M from prior year. Q4 total SG&A expenses of $5.7M reflect a significant decrease from $12.6M in Q4 2018.
  Net loss of $111.9M in 2019 impacted by a non-cash impairment charge of $65.1M related to the Verdélite production facility in Quebec, $14.1M non-cash loss related to settlement of outstanding issues related to the Pure Sunfarms joint venture, and $6.7M inventory write-down.
  Adjusted EBITDA of $11.3M in 2019 and negative $4.4M in Q4.

Key Initiatives and Accomplishments in 2019

  A strategic restructuring that occurred throughout the second half of fiscal 2019 and into the first quarter of 2020, reduced Emerald’s workforce by approximately 60 employees, significantly decreasing SG&A labour costs.
  Restructured its commitments and relationship with its joint venture, Pure Sunfarms, and its joint venture partner, Village Farms, resulting in the termination of all supply agreements and related obligations. Emerald retains 41.3% ownership and 3 of 6 board seats in Pure Sunfarms.
  Brought its wholly-owned 78,000 s.f. Metro Vancouver, BC, organic greenhouse and 88,000 s.f. Verdélite indoor facility, Québec into full production. Emerald sold its first product from the Metro Vancouver facility in late March, with excellent customer receptivity.
  Expanded its distribution channel to ten provinces and territories through a diversified offered of dried and oil cannabis forms.
  New product development efforts will see flavoured products added to the SYNC oil product line and the imminent introduction a fast acting spray using a nanoemulsion formulation that notably enhances the onset and predictability of effects, stepping into an unmet need in the marketplace.

Pure Sunfarms Joint Venture (41.3%-owned)

  Net sales, consisting entirely of dried cannabis, for the year and fourth quarter of 2019 were $82.8M and $12.1M, respectively, compared to $4.9M and $4.7M in 2018.
  “All-in” cost of cultivation (including depreciation) was $0.78 per gram and $0.66 per gram in the fourth quarter and year, respectively.
  Gross margin (before non-cash adjustments to the fair value of inventory and biological assets and inventory impairment) for the year and fourth quarter was 76% and 83%.
  Adjusted EBITDA was $54.0M (65% EBITDA margin) for 2019 and $10.6M in Q4.
  Emerald recognized $19.6M net gain as its share of the joint venture’s net earnings for 2019.
  One of the most competitive producers of high-quality, affordably priced cannabis in Canada, shipping its branded products to Ontario, BC, and Alberta.
  Sold approximately 26,000 kilograms of flower and trim in 2019 at an average price of approximately $2.90 per gram. Roughly 92% of 2019 sales were to the bulk wholesale channel and 8% to the branded retail channel. Fourth quarter sales were over 1,100 kilograms averaging over C$3.59 per gram. All Q4 cannabis sales were branded retail sales to provincial distribution boards.
  Received Health Canada approval to operate the final components of its 65,000 square foot, state-of-the-art processing center located within the 1.1 M square foot Delta 3 greenhouse facility. The expanded processing area will enable Pure Sunfarms to generate additional production cost efficiencies, further elevate the quality of its products, expand its product offerings and increase its processing throughput. The processing centre includes an extraction area that will have processing capacity of 35,000 kilograms of biomass annually.

Financials Results & Capital Resources

Selected quarterly financial information

The following table summarizes selected quarterly financial information for the Company, which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

Q4 2019 Key Financial and Operational Metrics
(Canadian Dollars)

	Q4 2019	Q3 2019	% Change
Financial Results
Gross revenue	$4,939,662	9,718,308	-49%
Net revenue (net of excise duty)	4,272,234	9,297,771	-54%
Cannabis gross revenue
Dry cannabis	4,597,868	7,855,117	-41%
Cannabis oils	282,807	1,781,368	-84%
Other	58,987	81,823	-28%
Gross margin (net of fair value adjustment)	(6,198,329)	(1,298,272)	-377%
Total SG&A (net of share-based payments)	4,482,245	5,968,221	-25%
Total R&D expenses	866,113	1,179,065	-27%
Net income (loss)	(90,344,389)	(17,460,724)	-417%
Adjusted EBITDA	(4,424,865)	2,431,433	-282%

Balance Sheet
Cash & cash equivalents	2,525,218	6,389,287	-60%
Net working capital	(9,961,881)	5,450,129	-283%

Operational Results
Average selling price (net of excise duty)
Recreational	$3.21	$6.72	-52%
Medical	$7.14	$8.94	-20%

Pure Sunfarms Financial Results
Gross revenue	13,568,781	24,823,765	-45%
Gross margin (net of fair value adjustment)	10,026,062	16,416,569	-39%
Total SG&A	2,990,499	3,741,846	-20%
Net income (loss)*	993,522	(2,043,300)	149%
Adjusted EBITDA*	10,602,942	18,219,698	-42%

* Share of the net income adjusted for transactions with EMH and for fair value changes, and adjusted EBITDA are reflected in EMH net income and adjusted EBITDA respectively.

EMH adjusted EBITDA is calculated by subtracting interest income, gain on changes in fair value of biological assets, share of income from joint venture and deferred income tax recovery, and adding back depreciation, share-based payments, other expenses, loss from fair value changes in financial assets, inventories written down due to fair value changes, nonrecurring items and share of Pure Sunfarms adjusted EBITDA from EMH net loss and comprehensive loss.

Pure Sunfarms adjusted EBITDA is calculated by adding back Pure Sunfarms' change in fair value of biological asset, non operating expenses, amortization expense and provision for income tax to net income.

The Company’s audited consolidated financial statements and MD&A for the years ended December 31, 2019, 2018 and 2017 together with other information related to the Company, including the Company's most recent Annual Information Form ("AIF"), can be found on SEDAR. Additional information related to the Company is available on its website at www.emeraldhealth.ca.

Financing and Capital Resources

Since the last financial report has raised capital and issued shares with the following transactions. Full details are available in prior press releases in our filings on SEDAR.com.

  November 29, 2019: $2,500,000: 4,385,965 units at a price of $0.57 per Unit of one common share and one warrant (exercisable at $0.75 per share for five years)
  December 30, 2019: $1,500,153: 5,172,942 units at a price of $0.29 per Unit of one common share and one warrant (exercisable at $0.385 per share for five years)
  January 31, 2020: settlement of $2,816,963 of aggregate debt owed by the Company to Emerald Health Sciences Inc. in exchange for 9,713,666 common shares at a deemed value of $0.29 per share.
  February 6, 2020: $2,203,000: 7,596,551 units at a price of $0.29 per Unit of one common share and one warrant (exercisable at $0.385 per share for five years)
  February 6, 2020: settlement of $383,562 of interest accrued to December 31,2019 on previously issued convertible debentures in exchange for 1,322,627 common shares at a deemed value of $0.29 per Share.
  February 14, 2020: $797,000: 2,748,276 units at a price of $0.29 per Unit of one common share and one warrant (exercisable at $0.385 per share for five years)

Other Corporate Updates

Production & Sourcing

Metro Vancouver operation in commercial production

In the fourth quarter, Emerald received its Health Canada cultivation license amendment and organic certification for its organic cannabis operation in Metro Vancouver. It had fully planted the first of its two 78,000 square foot greenhouses by the end of November 2019. This operation is equipped for cultivation, trimming, drying and bulk bagging and includes 12 acres of outdoor cultivation.

The organically grown products produced at this facility will play an integral role in the expansion of Emerald’s product line and will be particularly focused on serving adult-use and medical consumers seeking health and wellness benefits.

Verdélite in full production

Verdélite received final Health Canada license amendment for cultivation and processing in its 88,000 square foot indoor facility, expanding production from 4 to 21 highly-controlled-environment grow rooms and to a total of 17 processing rooms during the fourth quarter. While Verdélite had been growing in small scale, its licence amendment allowed it to fully plant out into all of its grow rooms during the fourth quarter. Verdélite is focused on building differentiated brands, with a unique Québec identity and brand planned to be launched later this year, and is targeting consumers seeking premium craft cannabis for adult use as well as health and wellness benefits.

Sales & Marketing

Adult-use market

In the fourth quarter, Emerald fulfilled its first shipment of premium cannabis products to the Nova Scotia Liquor Corporation for the adult-use market. This first shipment consisted of Emerald’s high potency SYNC 25 CBD oil and dry cannabis flower, bringing distribution to 10 provinces and territories.

Medical market

Medical sales continued to grow quarter over quarter, with our patient base almost doubling to 5000 since the beginning of the year. Sales grew 85% from the previous year.

Emerald Health Naturals: non-cannabis products and the endocannabinoid system

Emerald’s 51%-owned joint venture, Emerald Health Naturals, expanded distribution of its non-cannabis herbal and botanical endocannabinoid-supporting health supplement product line in Canada to 339 stores as of March 2020. The Endo product line features the proprietary PhytoCann® Complex to support the endocannabinoid system and maintain equilibrium in the body.

Corporate Development

In 2019, Emerald appointed Mr. Riaz Bandali as President and CEO and Ms. Jenn Hepburn, previously Director, Finance, as Chief Financial Officer and Corporate Secretary. Dr. Avtar Dhillon, formally the President and Chairman of Emerald, ceased to be President and continues as Executive Chairman.

In March, 2020, Emerald announced that it had signed a letter of intent under which Sigma Analytical Services Inc. (“Sigma”), a full-service GMP-compliant testing laboratory for cannabis, hemp, and derived products, may acquire Emerald’s Avalite cannabis analytical testing operation. The companies also intend to establish a preferred partner relationship. The due diligence process has been delayed by COVID-19 but the parties continue to work toward completing the necessary closing steps.

Conference Call

Emerald Health Therapeutics will host a conference call on Thursday, May 14, 2020 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf200514.html.

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
1(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA. This financial measure is not a measure that has any standardized meaning prescribed by IFRS and is therefore referred to as “non-GAAP measures”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation and amortization. Refer to the table above for information on the calculation of EBITDA used in this press release.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company’s overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.